Mail Stop 3561

December 18, 2008

Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

> **Re: Art Dimensions, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed November 26, 2008**
> **File No. 333-153683**

Dear Ms. Gregarek:

We have reviewed your response letter and amendment to your Form S-1 filed November 26, 2008. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note that in response to comment one of our October 24, 2008 letter you have amended the Registration Facing Page to conform to the requirements of Form S-1. We reissue our comment as it relates to the item numbers referenced in Part II of your filing. Please revise your filing to ensure that it complies in full with the current reporting obligations of smaller reporting companies.

2. We note your response to comment three of our October 24, 2008 letter. Please tell us why you believe that the spin-off meets the conditions of the Staff Legal Bulletin No.4 and, in doing so, discuss your compliance with each factor. For example, please discuss why you believe that the spin-off will be pro rata when you indicate that fractional shares will be rounded to the next whole share. Also, it appears that your response may be incomplete. Specifically, please discuss what is meant by "[t]he Company's plan to provide full and complete disclosure with respect its operations (sic) and to comply with the registration requirements of the Securities Act of 1933." Also, we reissue the portion of comment three that you should identify Art Design, Inc. as a selling shareholder or explain to us why you do not believe this is necessary.

Inside Front and Outside Back Cover Pages of Prospectus

3. We reissue comment four of our October 24, 2008 letter. We note your response but it appears that the "subject to completion" legend has not been removed as you indicate.

Forward Looking Statements, page 4

4. We reissue comment six of our October 24, 2008 letter. We note your response that you corrected the inaccurate reference to your risk factors section, but it appears that the reference remains.

Risk Factors, page 5

5. Please revise your disclosure regarding revenues and net loss for the period ended September 30, 2008 to be consistent with amounts presented in the financial statements.

6. We note your revisions in response to prior comment 11 of our October 24, 2008 letter. Specifically, the risk factor on page 8 entitled "Our ability to grow our business depends on relationships with others…," states in the title that you have no established relationships at this time and yet the text of the risk factor itself says that you "do not have a *significant* number of clients" (emphasis added). Please revise or advise as these statements would appear to be inconsistent with one another.

7. We note on page 8 you state that you "have not presented [your] service and product offering to the potential market." However, on page 19 you state that you "have had revenue during the period ended September 30, 2008." Please explain, with a view towards disclosure, how you have revenues if you have not presented your service and product offering to the potential market. In doing so, please clarify your reference to "the potential market."

8. We reissue comment 13 of our October 24, 2008 letter. We note your response, however, we are unable to identify where your disclosure has been revised to address our comment. For example, we note that you have retained the two risk factors that address competition on pages 8 and 9. Please revise or identify where your disclosure was revised and why you believe further revisions are unnecessary.

Background and Reasons for the Spin-Off, page 14

9. We refer you to prior comments seven and 16 of our October 24, 2008 letter. We note your response and revised disclosure on page 14 indicating that Art Dimensions was formed under the belief that "the companies have two unique and distinct business plans…." Please disclose the basis for your belief that the companies have two unique and distinct business plans. And, in light of your revised disclosure that the companies' business plans are unique and distinct, please explain your related disclosure regarding

the prior concerns relating to potential for a conflict of interest between the companies. Explain what those potential conflicts were and whether they might continue after the spin-off.

Capitalization, page 15

10. Please revise your capitalization table so that it agrees with the amounts presented in your financial statements. Specifically, it appears that total current liabilities and total liabilities differ from amounts presented in your balance sheet.

Selected Financial Data, page 16

11. Please revise your presentation of selected financial data so that it agrees with the amounts presented in your financial statements. Specifically, it appears that total assets and current assets differ from the balances presented in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Results of Operations, page 17

12. We note that you amended the description of the doubt your accountants have expressed regarding your ability to continue as a going concern. Specifically, you deleted the reference to expenditures related to marketing efforts and now only reference expenditures in connection with general and administrative expenses. We note, however, that in note 6 to the financial statements you continue to indicate that you will likely be required to make "significant future expenditures in connection with marketing efforts." Please revise your disclosure to be consistent with the notes to your financial statements. In revising your disclosure, please refer back to comment 31 of our October 24, 2008, and ensure any such revisions also address this comment.

13. We have reviewed your responses to comments 17 and 28 in our letter dated October 24, 2008 and the revisions to your disclosure. Please further revise your disclosures under the Summary Information, Risk Factors, Management's Discussion and Analysis and Business sections of your filing to clearly and consistently describe your current and planned business operations. In this regard, on pages 4 and 8 you disclose that your business is "to provide art consulting and marketing services and advise or represent individuals who are in the business of creating, producing or selling art" and that all of your revenue and gross profit are expected to come from providing such services. However, on pages 17 and 21 you disclose that you also earn revenue from the sale of art products and interior design products.

14. We note that the majority of your revenue was from one client and that you do not expect sales to this client to recur. Please clarify whether this revenue was related to the

provision of services or the sale of products and disclose why you do not expect recurring business from this client.

Liquidity and Capital Resources, page 18

15. We note your response to comment 22 of our October 24, 2008 letter and your revised disclosure on page 18 that you "believe that the funds which Spyglass can provide will sustain [you] at least through May 31, 2009." In comparison, we note that in the preceding paragraph you state that you have sufficient capital in the short term because you "believe that [you] can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable in [your] operations." Please revise to specifically state when you believe your product sales and services will be sufficient to support your capital needs.

16. We note your revised disclosure on page 21 stating "[i]f we are unable to raise funds to cover any operating deficit after May 31, 2009, *with a possible extension to May 31, 2010*, our business may fail" (emphasis added). Please revise to specifically state how long you anticipate relying on the loan with Spyglass. Please also tell us how you intend to repay any amounts that you utilize from the loan.

17. Based on our review of your response to comment 46 in our letter dated October 24, 2008, we note that Spyglass is under no binding obligation to lend you money under the note agreement. Please revise your liquidity discussion to clarify this term of the note agreement and disclose the impact on your business should Spyglass choose not to lend to you.

Critical Accounting Policies, page 19

18. We reviewed your revised disclosure provided in response to comment 23 in our letter dated October 24, 2008. Please further revise this disclosure to discuss your most significant accounting policies in Management's Discussion and Analysis. This revised discussion should not merely refer the reader to the notes to your financial statements. Rather, you should provide a discussion of your accounting policies which may be subject to variability due to the levels of subjectivity and judgment required in their application in Management's Discussion and Analysis. For example, it appears that your revenue recognition policies, particularly with respect to revenues from consulting, marketing and design services, may require a high degree of judgment and have a material impact on your financial condition or operating performance. Please reevaluate your accounting policies to determine which ones involve estimates and assumptions that are critical to your business and revise your disclosures to provide the additional information required. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Business, page 21

19. We note your responses to comments 17 and 28 of our October 24, 2008 letter, and your revised disclosure on page 21 that your plan is to "provide both services and products" to your clients and that you will sell interior design products to artists or their clients. This disclosure appears inconsistent with similar disclosure throughout your filing as it appears that this is the first and only instance where you disclose your intention to sell interior design products. Please revise your filing to further describe your intentions to sell interior design products and also ensure that all of the descriptions of your business are consistent and complete. Please also explain whether you expect your client base of artists to both retain your services and purchase your products and why, or if you expect to service different clients depending upon the type of services you will provide or products you will sell.

20. We reissue comment 30 of our October 24, 2008 letter. We note that you state that the company has provided the additional disclosure, but it does not appear that additional disclosure was provided regarding your strategy to grow your business. Please revise or specifically identify the additional disclosure.

Operations, Management and Employees, page 22

21. We reissue comment 25 of our October 24, 2008 letter. We note your response that you do not plan to create a website, but pages 21 and 22 reference operating through a website. Please revise.

Certain Relationships and Related Transactions, page 24

22. We reissue comment 34 of our October 24, 2008 letter. We note your response stating that the amount at issue is below $60,000 and neither Ms. Gregarek nor Ms. Sheehan has received any consideration. These facts do not alter the disclosure requirements of Item 404(c) of Regulation S-K, which requires disclosure of the nature and amount of anything of value received by promoters. Accordingly, please revise your disclosure to comply with the requirements of Item 404(c) or explain why you do not believe such disclosure is required.

Description of Securities, page 28

23. We reissue comment 40 of our October 24, 2008 letter.

Reports to Stockholders, page 29

24. We reissue comment 41 of our October 24, 2008 letter. We note that you have revised your disclosure to indicate that you will furnish annual reports but your disclosure continues to state that you will issue quarterly reports or other interim reports "as [you] deem appropriate." Your use of the verb "issue" as it relates to quarterly reports is

unclear considering you are required to file with us your annual and quarterly reports pursuant to Section 15(d) of the Securities Exchange Act of 1934. Please revise or advise.

Financial Statements, page F-1

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

25. We reviewed the disclosure added in response to comment 42 in our letter dated October 24, 2008. Please revise to clarify that costs of goods sold include inventory costs for those inventory items sold during the period.

Revenue Recognition, page F-8

26. We reviewed the disclosure added in response to comment 50 in our letter dated October 24, 2008. Please disclose whether you recognize revenue from the provision of services performed under contract using the percentage of completion method and, if not, explain to us why your accounting is appropriate. In doing so, explain to us the terms of your service contracts.

Products and Services, Geographic Areas and Major Customers, page F-9

27. Please revise your disclosure regarding the amount of sales for the period ended September 30, 2008 to be consistent with the amount presented in your financial statements.

Note 4. Stock Compensation, page F-9

28. We reviewed the disclosure added in response to comment 45 in our letter dated October 24, 2008. You disclose that volatility was calculated using the stock prices of a limited activity public entity. Since it appears that you may not have used your own stock price to estimate expected volatility, please provide all of the disclosures required by paragraph A240.e(2)(b) of SFAS 123(R). Specifically, please disclose why it is not practicable to estimate the expected volatility of your share price, the appropriate industry index you have selected and your reasons for selecting that index.

Undertakings, page II-3

29. We note that you revised your undertakings to differ from those set forth in Item 512(a) of Regulation S-K. Please include the undertakings as set forth in Item 512(a) of Regulation S-K, as appropriate, or explain why you believe these are not applicable.

Signatures, page II-4

30. We reissue comment 52 of our October 24, 2008 letter. We note your response that the company has provided additional disclosure, but it appears that the certification language remains unchanged.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile